New Vernon India Fund LP
(a Delaware limited partnership)
Financial Statements
For the year ended December 31, 2010

New Vernon India Fund LP
(a Delaware limited partnership)
Index
December 31, 2010

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Assets, Liabilities and Partners’ Capital 2

Statement of Operations 3

Statement of Changes in Partners’ Capital 4

Statement of Cash Flows 5

Notes to Financial Statements 6–11

Report of Independent Auditors

To the Partners of New Vernon India Fund LP

(a Delaware limited partnership)

In our opinion, the accompanying statement of assets, liabilities and partners’ capital, and the related statements of operations, of changes in partners’ capital and of cash flows present fairly, in all material respects, the financial position of New Vernon India Fund LP at December 31, 2010, and the results of its operations, the changes in its partners’ capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the General Partner.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

March 30, 2011

New Vernon India Fund LP
(a Delaware limited partnership)
Statement of Assets, Liabilities and Partners' Capital
December 31, 2010

(in U.S. dollars)

Assets
Investments in NVH I LP, at fair value	$895,207,241
Withdrawals receivable from NVH I LP	68,063,378
Cash and cash equivalents	6,000,000
Total assets	$969,270,619

Liabilities and Partners' Capital
Liabilities
Capital withdrawals payable	$68,063,378
Capital contribution received in advance	6,000,000
Total liablities	74,063,378

Commitments and Contingencies (Note 7)

Partners' Capital
General partner	102,599,117
Limited partners	792,608,124
Total partners' capital	895,207,241
Total liabilities and partners' capital	$969,270,619

 The accompanying notes are an integral part of these consolidated financial statements.

New Vernon India Fund LP
(a Delaware limited partnership)
Statement of Operations
For the Year ended December 31, 2010

(in U.S. dollars)

Investment income (loss)
Net investment income (loss) allocated from NVH I LP
Dividends	$8,016,834
Interest	30,200
Management fees	(14,805,708)
Professional fees and other expenses	(1,583,362)
Net investment loss allocated from NVH I LP	(8,342,036)

Partnership expenses
Management fees	1,835,330
Total Partnership expenses	1,835,330
Net investment loss	(10,177,366)

Realized and unrealized gain (loss) on investments allocated from NVH I LP
Net realized gain (loss) on
Investments in securities	142,317,810
Investments in securities sold short	(324,040)
Derivative transactions (including equity access products and futures contracts)	(10,020,674)
Foreign currency transactions (including forward foreign currency contracts)	(3,999,670)
Net realized gain	127,973,426

Net change in unrealized appreciation (depreciation) on
Investments in securities	(22,664,371)
Investments in securities sold short	(197,857)
Derivative transactions (including equity access products and futures contracts)	1,003,858
Foreign currency transactions (including forward foreign currency contracts)	2,341,261
Net change in unrealized depreciation	(19,517,109)
Net realized and unrealized gain on investments allocated from NVH I LP	108,456,317
Net increase in partners' capital resulting from operations	$98,278,951

  The accompanying notes are an integral part of these consolidated financial statements.

New Vernon India Fund LP
(a Delaware limited partnership)
Statement of Changes in Partners' Capital
For the Year ended December 31, 2010

(in U.S. dollars)

	General Partner	Limited Partners	Total
Partners' capital, December 31, 2009	$91,409,603	$752,223,821	$843,633,424
Capital contributions	-	23,985,000	23,985,000
Capital withdrawals	(1,607,000)	(69,083,134)	(70,690,134)
Pro-rata allocation of net increase in partners'
capital resulting from operations	11,264,375	87,014,576	98,278,951
Incentive allocation charged	1,124,457	(1,124,457)	-
Change in incentive allocation accrued	407,682	(407,682)	-
Partners' capital, December 31, 2010	$102,599,117	$792,608,124	$895,207,241

 The accompanying notes are an integral part of these consolidated financial statements.

New Vernon India Fund LP
(a Delaware limited partnership)
Statement of Cash Flows
For the Year ended December 31, 2010

(in U.S.dollars)

Cash flows from operating activities
Net increase in partners' capital resulting from operations	$98,278,951
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities:
Contributions for investment in NVH I LP	(23,985,000)
Withdrawals of investment in NVH I LP	73,515,732
Management fees paid by NVH I LP on behalf of New Vernon India Fund LP	1,835,330
Allocation from NVH I LP
Net investment loss	8,342,036
Net realized and unrealized gain	(108,456,317)
Net cash provided by operating activities	49,530,732

Cash flows from financing activities
Capital contributions, net of change in capital contributions received in advance	29,485,000
Capital withdrawals, net of change in capital withdrawals payable	(73,515,732)
Net cash used by financing activities	(44,030,732)
Net increase in cash and cash equivalents	5,500,000

Cash and cash equivalents
Beginning of year	500,000
End of year	$6,000,000

  The accompanying notes are an integral part of these consolidated financial statements.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

1.Organization

New Vernon India Fund LP (the “Partnership”), was formed as a Delaware limited partnership on July 30, 2004 and commenced operations on October 12, 2004.  The Partnership is governed by its Second Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) dated May 18, 2010.  The Partnership’s stated primary investment objective is to seek to earn a risk-adjusted return primarily through investments in a selection of Indian companies and other assets through the master/feeder structure described below.

The Partnership invests substantially all of its assets through a “master fund/feeder fund” structure.  The Partnership invests the capital it receives in NVH I LP (the “Master Fund”), a Cayman Islands exempted limited partnership.  The Master Fund has the same stated investment objectives as the Partnership.  The Master Fund’s stated investment objectives and structure are detailed in Note 1 of the Master Fund’s notes to its financial statements (the “Master Fund’s Notes”).  The value of the Partnership’s investment in the Master Fund is included in the statement of assets, liabilities and partners’ capital and reflects the Partnership’s proportionate interest in the total partners’ capital of the Master Fund (53.28% at December 31, 2010).  The performance of the Partnership is directly affected by the performance of the Master Fund and the allocation of net investment income/loss and net realized and unrealized gains/losses from the Master Fund is reflected in the statement of operations.  The consolidated financial statements of the Master Fund for the periods ended December 31, 2010 and June 30, 2010, including their consolidated condensed schedules of investments, are attached to this report and should be read in conjunction with the Partnership’s financial statements.

The investment manager of the Partnership and the Master Fund is New Vernon Advisers LP, a Delaware limited liability partnership (the “Investment Manager”).  The Investment Manager is responsible for the investment decisions of the Master Fund and also assists the General Partner with certain administrative functions.  The General Partner of the Partnership and the Master Fund is New Vernon Management LLC, a Delaware limited liability company.

2.Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Partnership in the preparation of its financial statements.  The policies are in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  In particular, estimates are made relating to the fair value of the Partnership's investment in the Master Fund.  Actual results could differ from those estimates and such differences could be material to the Partnership's financial statements.

Investment Transactions
Investment and contractual transactions are recorded on a trade/contract date basis.  Realized gains and losses on security transactions are determined on the specific identification cost basis.

Investment Valuation
The Partnership records its investment in the Master Fund at fair value, which is represented by the Partnership’s proportionate interest in the partners’ capital of the Master Fund.

Valuation of the investments of the Master Fund, including disclosures relating to the authoritative guidance on fair value measurements and disclosures is discussed in Note 2 of the Master Fund's Notes.  At December 31, 2010 the Master Fund held fair valued investments of $389,177,344 which represented 23.16% of its total partners' capital.  Although the General Partner (in consultation with the Investment Manager and receipt of third party prepared appraisals) uses its best judgment in estimating the fair value of investments, there are inherent limitations in any estimation technique.  The fair value estimates are not necessarily the amount that the Master Fund could realize in a current transaction.  Future confirming events will also affect the estimates of fair value and the effect of such events on the estimates of fair value, including the ultimate liquidation of investments, could be material to the Partnership’s financial statements.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

Income and Expense/Incentive Allocation Recognition
The Partnership records its proportionate share of the Master Fund’s investment income, expenses, and realized and unrealized gains and losses.  The Master Fund’s policy with respect to income and expense recognition and allocation of net profits and net losses are discussed in Note 2 of the Master Fund’s Notes.

During the year ended December 31, 2010, all expenses were recorded by the Master Fund and allocated to the Partnership based on its proportionate share of the Master Fund, except for direct management fees charged by the Partnership.

The incentive allocation and any change in incentive allocation associated with unrealized appreciation or depreciation on the Master Fund's Designated Investments are recorded on the accrual basis.

Foreign Currency Translation
The books and records of the Partnership are maintained in U.S. Dollars.  The foreign currency translation policy of the Master Fund is discussed in Note 2 of the Master Fund’s Notes.

Income Taxes
As a partnership, the Partnership itself is not subject to U.S. Federal income taxes; each Partner is individually liable for income taxes, if any, on its share of the Partnership’s net taxable income.  Interest, dividends and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

The Partnership files U.S. Federal income tax returns as well as in various states. With few exceptions, the Partnership is no longer subject to income tax examinations by tax authorities for years before 2007.  There are currently no examinations being conducted of the Partnership by the Internal Revenue Service or any other taxing authority.

The Partnership follows the authoritative guidance for uncertainty in income taxes which requires the General Partner to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation by the applicable taxing authority, based on the technical merits of the position.  The tax benefits to be recognized are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Partnership recording a tax liability that would reduce partners’ capital.  The Partnership did not have any unrecognized tax benefits resulting from tax positions related to either the year ended December 31, 2010 or prior years.  The General Partner does not expect any change in unrecognized tax benefits within the next year.

The Master Fund’s tax policy, including discussion of the India/Mauritius tax treaty, is discussed in the Master Fund’s Notes.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

Capital Contributions and Withdrawals
Contributions are recognized when received.  Withdrawals are recognized as liabilities when amounts requested in the withdrawal notice become fixed, which generally occurs on the last day of a fiscal period.  As a result, withdrawals paid after the end of the year, but based upon year-end partners’ capital values, are reflected as capital withdrawals payable at the end of the year.  Withdrawal notices received for which the dollar is not fixed remain in capital until the partners’ capital value used to determine the withdrawals amounts are determined.

3.Related Party Transactions

Management Fee

The Partnership pays the Investment Manager, in the aggregate (including management fees paid by the Master Fund on the Limited Partner’s behalf), a quarterly management fee, prior to the expiration of the three year lock-up provision discussed in Note 4, of 0.5% (2% annually) of each Limited Partner’s quarter end capital account balance and 0.5% (2% annually) of each Limited Partner’s quarter end unfunded capital commitments.  After the expiration of the “lock-up” period, the management fee will be a quarterly amount equal to 0.5% (2% annually) of each Limited Partner’s capital account balance.  Management fees are only charged on the cost basis or written down value of Designated Investments, whichever is lower.  If additional contributions are made to the Partnership during the quarter, the fee will be prorated and charged at the time of such contribution.

Total management fees incurred directly by the Partnership were $1,835,330.  In addition, management fees allocated to the Partnership from the Master Fund were $14,805,708.  Master Fund level management fees are discussed in Note 4 of the Master Fund's Notes.

Incentive Allocation

The General Partner is entitled to an annual incentive allocation from the Partnership.  The incentive allocation is calculated at the end of the year and is 20% of the net increase in partners’ capital resulting from operations (before the incentive allocation) except that any net gains attributable to Designated Investments are not subject to the incentive allocation until realized.  The General Partner accrues an incentive allocation of 20% of the net unrealized appreciation of Designated Investments.  If a partner withdraws capital before the end of the fiscal year, an incentive allocation will be calculated based on any interim period increase in partners’ capital resulting from operations.  The incentive allocation charged is subject to a “high water mark” as fully described in the Partnership Agreement.  The incentive allocation is only charged at the Partnership level and not at the Master Fund level.  For the year ended December 31, 2010, the incentive allocation charged and change in incentive allocation accrued is $1,124,457 and $407,682, respectively, and the cumulative incentive allocation accrued is $1,666,819.  Because of the inherent uncertainty of the valuation of the Designated Investments, the accrued incentive allocation may not necessarily represent amounts that will be ultimately allocated to the General Partner.

4.Partners’ Capital Accounts

Partnership Interests
Limited partnership interests may be purchased on the first business day of each quarter or at such other times as determined by the General Partner in its sole discretion.  The General Partner may “close” the Partnership by refusing to issue any interests, without notice to the Limited Partners and may, in its sole discretion, reopen the Partnership as of any date.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

Capital Commitments and Contributions
Each subscriber for Partnership interests must make a capital commitment equal to a minimum of $3 million at the time of subscription, subject to the General Partner’s right to accept lesser amounts.  Upon the expiration of the “lock-up” period (described below), each Limited Partner may notify the General Partner, upon ninety days’ prior notice, that it no longer desires to participate in future capital calls or wishes to only participate to a smaller degree.

The Limited Partner makes capital contributions in respect of its capital commitments as needed to fund investments and to pay Master Fund and Partnership expenses.  At December 31, 2010, the Partnership has total capital commitments of $650,493,100 which were fully funded.

Withdrawals
The Limited Partners are subject to a “lock-up” period, whereby they may not withdraw any portion of their interest in the Partnership unless such portion has been invested with the Partnership for a period of not less than 36 months from the initial contribution.  Following the “lock-up” period, a Limited Partner may, upon written request (and subject to the limitations related to Designated Investments), withdraw all or a portion of its interest as of the last business day of each calendar year.  A Limited Partner may not withdraw any interest assigned to a Designated Investment until that investment is sold or liquidated.  At December 31, 2010, Limited Partners’ capital amounting to approximately $497,000,000 is eligible for withdrawal, of which approximately $85,000,000 consists of individual members of the General Partner or entities controlled by such individuals.  Requests for withdrawals must be received by the General Partner at least 90 days prior to the effective withdrawal date.  The next eligible date Limited Partners’ capital will be available for withdrawal is December 31, 2011.

Capital withdrawals payable in the statement of assets, liabilities and partners’ capital represent capital withdrawals effective December 31, 2010.

Under extraordinary circumstances, as determined by the General Partner, the Partnership may delay payment to the Limited Partner requesting withdrawal, in which event payment for withdrawal will be made to the Limited Partner as soon thereafter as it is practicable.

Distributions
Partnership profits will be automatically reinvested.  Distributions, if any, may be made to the Limited Partners at the sole discretion of the General Partner.

Allocation of Net Profits and Net Losses
Net investment income (losses) and net realized and unrealized gains (losses) on investments are allocated to each Limited Partner in accordance with the Partnership Agreement pro rata based on their respective capital account balances subject to the incentive allocation by the General Partner.  As discussed in Note 3, because of the inherent uncertainty of the valuation of the Designated Investments, the accrued incentive allocation may not necessarily represent amounts that will be ultimately be allocated to the General Partner.

5.Administrator

The Partnership entered into an administration agreement with Citi Hedge Fund Services North America, Inc. (the “Administrator”).  Subject to the General Partner’s supervision, the Administrator has sole responsibility for the administration of the Partnership’s affairs, except with respect to the investment advisory responsibilities performed by the General Partner and custodial activities which are performed by the Master Fund’s prime brokers.  These administrative responsibilities include, among other things, maintaining the Partnership’s books and records and handling capital transactions.  The cost of these administrative services is borne by the Master Fund and the Partnership bears a portion through its direct interest in the Master Fund.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

6. Risks
Due to the nature of the “master fund/feeder fund” structure, the Partnership may be materially affected by the actions of other entities investing in the Master Fund as well as the Partnership’s individual investors.  As discussed in the Master Fund’s Notes, there are two other entities invested in the Master Fund at December 31, 2010.

As discussed in Note 1, the Investment Manager provides investment management services to the Master Fund and the Partnership.  The Partnership could be materially affected by the actions and liquidity of the Investment Manager.

Restrictions on limited partners withdrawals are discussed in Note 4.  Off-balance sheet, market and credit risks of the Master Fund’s investments are discussed in the Master Fund’s Notes.

7.Commitments and Contingencies

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications.  The Partnership’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred.  The General Partner expects the risks of loss to be remote.

Unfunded commitments of the Master Fund are described in the Master Fund’s Notes.

8.Financial Highlights

The following financial highlights are for the year ended December 31, 2010.  Such results are not predictive of future performance.

Total return before incentive allocation(1)	11.29%
Incentive allocation(3)	(0.20)%
Total return after incentive allocation	11.09%
Supplemental data
Ratio of total expenses to weighted average Limited Partners’ capital(2)	2.05%
Incentive allocation(3)	0.19%
Ratio of total expenses and incentive allocation to weighted average Limited Partners’ capital(2)	2.24%

Ratio of net investment loss to weighted average Limited Partners’ capital(2) (4)	(1.15)%

(1) Total return is calculated for the limited partners taken as a whole.  Total return is calculated based on the change in partners’ capital (adjusted for the effects of any capital contributions or withdrawals) for the current period only and, therefore does not reflect the history-to-date of the return of the Master Fund.  An individual limited partner’s return may vary from these returns based on such factors as the timing of capital transactions, participation in Designated Investments and Feeder Fund level income and expenses and incentive allocation.

(2)These ratios reflect income and expenses inclusive of the Partnership’s share of income and expenses allocated from the Master Fund.  These ratios are calculated based on average limited partners’ capital.

(3)Includes incentive allocation charged and change in accrued incentive allocation.

(4)The net investment loss ratio does not include the effect of the incentive allocation.

New Vernon India Fund LP
(a Delaware limited partnership)
Notes to Financial Statements
December 31, 2010

9.Subsequent Events

For the period January 1, 2011 through March 30, 2011, the Partnership received total capital contributions of $6,550,000.

The Partnership has performed an evaluation of subsequent events through March 30, 2011, which is the date the financial statements were available to be issued.